UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For June 25, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated June 25, 2004  -  Trading Update




                                                                    25 June 2004

              BUNZL PRE CLOSE STATEMENT AHEAD OF ANALYST MEETINGS

Bunzl plc, the international distribution and outsourcing Group, will be speaking to analysts today prior to the close period for the six months to 30 June 2004. The Company will be indicating that:

* Overall trading is expected to be in line with market estimates which take account of the impact of currency translation.

* Outsourcing Services North America continues to progress satisfactorily. As indicated at the time of the AGM, volume growth to supermarkets has slowed while good volume growth in redistribution and food processors has continued. Many price increases announced during the period have so far held, reflecting sustained higher input prices to many of the Group's suppliers. Although these increases are having a limited impact in the first half, they should reduce year-on-year deflation as the year progresses.

* Outsourcing Services Europe & Australasia has continued to develop rapidly. The French business acquired in early May is settling into the Group well and greatly strengthens Bunzl's position across Europe as a whole, particularly in the cleaning & safety business. Prices, which have normally been more stable in Europe than in North America, have generally not risen during 2004.

* Filtrona is also trading well. Sales in both the tobacco and non-tobacco related parts of the business have grown satisfactorily, reflecting both organic and acquisition led developments.

In an improved but still uncertain economic climate, current trading remains satisfactory although the persistence of the current level of the dollar is having a translation impact compared to the first half of 2003. The Group remains well positioned to progress satisfactorily as it continues to grow both organically and by acquisition in its chosen areas of focus.

The Company confirms that it will be reporting the Group interim results in three business segments: Outsourcing Services North America, Outsourcing Services Europe & Australasia and Filtrona. In order to assist shareholders to assimilate the results for the first half of 2004 when they are published in August, the results for the first half of 2003 and for the full year 2003 are set out below in this new format. A reallocation of costs between corporate activities and Outsourcing Services is incorporated in this analysis.



                      2003 SEGMENTAL ANALYSIS - NEW FORMAT

                                     Sales               Operating         Net
                                                            profit   operating
                                                                        assets
                     Six months    Year to   Six months    Year to     Year to
                     to 30.6.03   31.12.03   to 30.6.03   31.12.03    31.12.03
                           GBPm       GBPm         GBPm       GBPm        GBPm
Outsourcing Services:
- North America           733.8    1,505.1         55.6      115.8       116.3
- Europe & Australasia    368.9      770.5         22.1       54.7       108.0
Filtrona                  228.7      452.6         28.9       56.1       197.2
Corporate activities                               (5.6)     (12.5)       (5.2)
Goodwill                                           (8.8)     (17.7)      290.9
                        1,331.4    2,728.2         92.2      196.4       707.2



The results for the six months to 30 June 2004 will be published on 31 August 2004.

Enquiries:

Bunzl plc                                         Finsbury
Anthony Habgood, Chairman                         Roland Rudd
David Williams, Finance Director                  Morgan Bone
Tel: 020 7495 4950                                Tel: 020 7251 3801


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  June 25, 2004                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman